UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Charles River Laboratories International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

159864107

(CUSIP Number)

Ralph V. Whitworth	Debra Smith
Relational Investors, LLC	California State Teachers’ Retirement System
12400 High Bluff Drive, Suite 600	100 Waterfront Place, MS 04
San Diego, CA 92130	West Sacramento, CA 95605
(858) 704-3333	(916) 414-7551

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,242,990

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,242,990

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,242,990

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.62%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors Mid-Cap Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,621,393

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,621,393

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,621,393

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.81%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors Mid-Cap Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,621,397

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,621,397

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,621,397

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.81%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,242,990

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,242,990

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,242,990

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.62%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,242,990

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,242,990

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,242,990

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.62%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) California State Teachers’ Retirement System

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California Government Pension Plan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 224,480

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 164,800(1)

	10.	Shared Dispositive Power 59,680(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 224,480

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.39%

14.	Type of Reporting Person (See Instructions) EP

(1)	67,560 of these shares are subject to the Co-Investment Arrangement described in Item 6.
(2)	These shares are managed by external managers as further described in Item 5.

Item 1.	Security and Issuer

This Schedule 13D/A constitutes the first amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on December 9, 2010 (the “Statement”) with respect to the common stock, $0.01 par value (the “Shares”), of Charles River Laboratories International, Inc., a Delaware corporation (the “Issuer” or the “Company”). Except as specifically amended by this Schedule 13D/A, the Statement remains in full force and effect.

Item 2.	Identity and Background

This Statement is being filed by Relational Investors Mid-Cap Fund I, L.P. (“MC I”) and Relational Investors Mid-Cap Fund II, L.P. (“MC II”), collectively, the “Relational LPs.”  Each of the Relational LPs is a Delaware limited partnership.  The principal business of each is securities investment.

This Statement is also being filed by Relational Investors, LLC (“RILLC”), a Delaware limited liability company.  The principal business of RILLC is being the sole general partner or sole managing member of the general partner of certain investment partnerships, including the Relational LPs, and the manager of certain investment accounts.  The Relational LPs are the beneficial owners of certain securities covered by this Statement.  Pursuant to the Limited Partnership Agreement of each of the Relational LPs, RILLC has sole investment discretion and voting authority with respect to certain securities covered by this Statement.

This Statement is also being filed by Ralph V. Whitworth and David H. Batchelder.  Messrs. Whitworth and Batchelder are the Principals of RILLC, in which capacity they share voting control and dispositive power over certain securities covered by this Statement.  As such, Messrs. Whitworth and Batchelder may be deemed to have shared indirect beneficial ownership of such securities, but, each of Mr. Whitworth and Mr. Batchelder disclaim beneficial ownership of the Shares except to the extent of his pecuniary interest therein.  The present principal occupation of each of Messrs. Whitworth and Batchelder is serving as Principals of RILLC (Messrs. Whitworth and Batchelder, together with Relational LPs and RILLC, hereinafter, the “Relational Entities”).

This Statement is also being filed by California State Teachers’ Retirement System (“CalSTRS”), a California Government Employee Benefit plan. The principal business of CalSTRS is to provide retirement related benefits and services to teachers in public schools and community colleges in California.

CalSTRS and the Relational Entities are filing this statement jointly due to the Co-Investment Arrangement described in Item 6.

The Relational Entities and CalSTRS together are the “Reporting Persons”.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The business address of each of the Relational Entities is 12400 High Bluff Drive, Suite 600, San Diego, CA 92130.
Messrs. Whitworth and Batchelder are citizens of the United States.
The business address for CalSTRS is 100 Waterfront Place, MS 04, West Sacramento, CA 95605.

Item 3.	Source and Amount of Funds or Other Consideration
The Reporting Persons purchased an aggregate of 3,467,470 Shares for total consideration (including brokerage commissions) of $107.5 million derived from their working capital.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and updated to include the following:

Over the course of the last several weeks the Reporting Persons have had meetings and other communications with members of the Company’s management, board of directors, and financial advisors.  A broad range of subjects have been discussed including potential strategic alternatives for the Company going forward as well as the operating “leverage” inherent in the business when and if industry conditions improve.  The Reporting Persons also discussed with the Company the need generally for the Company to bolster its board composition to ensure greater emphasis on strategic planning and capital allocation discipline.  The Reporting Persons also had communications with the Company’s executive search service assisting with board member recruitment and potential board candidates.  The Reporting Persons also recommended that the board form a new permanent board committee for Strategic Planning and Capital Allocation and that the Committee be made up of the CEO, one current director, and two newly recruited board members with strong track records for cost control and financial stewardship.  Subsequently, the Reporting Persons endorsed the Company’s appointment of two board members, each of whom will serve on the newly created Strategic Planning and Capital Allocation Committee.  In response to these Company actions announced on January 24, 2011, the Reporting Persons issued a supporting press release, a copy of which is attached as Exhibit B to this amendment and is incorporated herein by this reference.

In light of the Company’s actions to improve board composition and its governance structures around the stewardship of company assets, the Reporting Persons do not currently intend to seek representation on the Company’s board of directors.   The Reporting Persons intend to closely monitor the Company’s discipline around capital allocation, its progress in considering strategic alternatives, and overall commitment to improving its corporate governance.  The Reporting Persons and their representatives and advisers intend to continue from time to time to discuss the Company and its performance with members of the Company’s board and management.  In addition, the Reporting Persons may communicate with other shareholders, industry participants, and other interested parties concerning the Company.

Item 5.	Interest in Securities of the Issuer

(a)           As of the date of this Statement, the Reporting Persons beneficially own in the aggregate 3,467,470 Shares, constituting approximately 6.01% of the outstanding Shares.  The percentage of Shares owned is based upon 57,720,230 Shares reported to be outstanding on October 15, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September, 25, 2010.  The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	% OF OUTSTANDING SHARES	VOTING AND DISPOSITIVE POWER
RILLC	200	0.00%	Sole
MC I	1,621,393	2.81%	Sole
MC II	1,621,397	2.81%	Sole
CalSTRS	224,480	0.39%	Shared

RILLC, as the sole general partner, of each of Relational LPs may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the 3,242,790 Shares beneficially owned by the Relational LPs because the limited partnership agreements of the Relational LPs specify that RILLC has sole investment discretion and voting authority with respect to those Shares.

Each of Messrs. Whitworth and Batchelder, as Principals of RILLC, may be deemed to share indirect beneficial ownership of the Shares which RILLC may beneficially own.  Each of Messrs. Whitworth and Batchelder disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest therein.

CalSTRS beneficially owns the underlying shares identified above and has sole voting authority over such shares. CalSTRS may be deemed to share the dispositive power over 59,680 shares that it beneficially owns with certain of its external asset managers.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b)           CalSTRS has the sole power to vote or to direct the vote of all of the Shares it beneficially owns as disclosed in item (a).  Except for with respect to 59,680 Shares, CalSTRS has the sole power to dispose or to direct the disposition of all Shares it beneficially owns as disclosed in item (a).     CalSTRS shares the power to dispose or to direct the disposition of 59,680 Shares it beneficially owns with certain of its external managers, as follows:

Name of investment manager	Number of shares

BlackRock, Inc.	59,680

The principal business of BlackRock, Inc. (“BlackRock”) is to provide diversified investment management and securities lending services to institutional clients, intermediary and individual investors through various investment vehicles.   Its business address is 55 East 52nd Street, New York, NY 10055.  During the last five years, BlackRock has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) Information concerning transactions in the Shares by the Reporting Persons during the past 60 days and not previously reported is set forth in Exhibit A filed with this Statement.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by accounts managed by RILLC may be delivered to such accounts. Except with respect to the 59,680 shares it beneficially owns with certain of its external managers as disclosed in items (a) and (b) above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this statement and beneficially owned by CalSTRS.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Co-Investment Arrangement described herein, the joint filing agreement between and among the Reporting Persons attached hereto as Exhibit B, and investment discretion and voting authority described in Item 2 of this Statement and in the respective limited partnership agreements of the Relational LPs which each contain provisions whereby RILLC may, after certain adjustments, receive a percentage of realized or unrealized profits, if any, derived from that partnership’s investments, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CalSTRS, MC II and RILLC have entered into a Co-Investment Arrangement (the “Co-Investment Arrangement”) as of October 1, 2010, whereby CalSTRS will consider, but is not otherwise obligated to follow, the general voting and purchase and sale recommendations made by RILLC as they relate to the Issuer’s shares.  Each of the Relational Entities and CalSTRS continue to retain their independent rights to vote, hold and dispose of the Issuer shares that they hold.  As of the filing date, 67,560 shares beneficially owned by CalSTRS were subject to this Co-Investment Arrangement.  RILLC does not receive any management fees on these shares, however, it may, after certain adjustments and investment performance that exceeds a specified benchmark, receive a percentage of realized or unrealized profits associated with the investment.

Due to the Co-Investment Arrangement, the Reporting Persons may be deemed to share beneficial ownership over the Shares held by one another. Each of the Reporting Persons, however, disclaims beneficial ownership over the Shares held by all other Reporting Persons.

Item 7.	Material to be Filed as Exhibits

The following Exhibits are filed herewith:
Exhibit A – Information concerning transactions in the Shares affected by the Reporting Persons in the last 60 days and not previously reported.
Exhibit B – January 25, 2011 press release issued by Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2011

RELATIONAL INVESTORS MID-CAP FUND I, L.P.
RELATIONAL INVESTORS MID-CAP FUND II, L.P.

By:	RELATIONAL INVESTORS, LLC
as general partner to each,

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder

CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM

		By:	/s/ Debra Smith
Debra Smith, Investment Operations Director

EXHIBIT INDEX

Exhibit	Description

A.	Information concerning transactions in the Shares affected by Reporting Persons in the last 60 days not previously reported.

B.	January 25, 2011 press release issued by Reporting Persons